SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated July 13, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: July 22, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

CONNECTED TRANSACTION

The Directors announce that PCCW Beijing, a wholly-owned subsidiary of PCCW, has agreed to enter into nine ERP agreements with China Netcom and China Netcom (Group) Company Limited on or before August 31, 2005. China Netcom BVI, an indirect wholly-owned subsidiary of China Netcom, is a substantial shareholder and connected person (as defined in the Listing Rules) of the Company. Accordingly, the China Netcom Group is therefore connected person of the Company under the Listing Rules.

The provision of system integration and consultancy services for establishing ERP system to the China Netcom Group will commence on July 14, 2005 or on such later date as agreed by the parties.

The Transaction constitutes a connected transaction of the Company and is subject to the reporting and announcement requirements but is exempt from the independent shareholders’ approval requirements under Rule 14A.32 of the Listing Rules.

The Directors are pleased to announce that PCCW Beijing, a wholly-owned subsidiary of PCCW, has agreed to enter into nine ERP agreements with China Netcom and China Netcom (Group) Company Limited on or before August 31, 2005. The provision of system integration and consultancy services for establishing ERP system to the China Netcom Group will commence on July 14, 2005 or on such later date as agreed by the parties. Details of the Transaction are as follows:-

CONNECTED TRANSACTION

Date of Agreements:	On or before August 31, 2005. A further announcement will be made by the Company if the final ERP agreements cannot be executed by August 31, 2005.

The parties involved in the Transaction have agreed on the principal terms and conditions of the Transaction and to commence work on July 14, 2005 or on such later date before the execution of the formal ERP agreements.

Parties:	(i)	PCCW Beijing;

	(ii)	China Netcom; and

	(iii)	China Netcom (Group) Company Limited, a direct wholly-owned subsidiary of CNC HK.

Purpose:	Provision of system integration and consultancy services for establishing ERP system to the China Netcom Group in nine northern provinces of the PRC which are Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Shanxi Province, Jilin Province, Heilongjiang Province and the Inner Mongolia Autonomous Region.

Consideration:

The aggregate value of the Transaction is approximately RMB96,070,000 (approximately HK$91,495,000).

The consideration for the Transaction shall be the aggregate of the consideration as set out in each of the ERP agreements to be entered between the parties and determined by arm’s length negotiations between the parties with reference to the estimated costs of the provision of the system integration and consultancy services. The consideration will be settled by way of cash in phases in accordance  with the progress of the Transaction.

REASONS FOR THE TRANSACTION

PCCW has substantial experience in ERP system. Through the provision of system integration and consultancy services for establishing ERP system to the China Netcom Group, the Company is able to consolidate its leading position in the field of telecommunications for ERP system in the PRC, as well as continue to expand its presence in the information technology and telecommunications industry and the “Unihub” brand name. Unihub is the leading information technology service brand of PCCW. It represents the integrated information technology and telecommunications solution provider, offering both solutions and services ranging from information technology consulting and implementation to maintenance.

As information technology services is one of the key services provided by the PCCW Group, the Directors (including the independent non-executive Directors) consider that the Transaction was entered into on normal commercial terms after arm’s length negotiation and in the usual and ordinary course of business of the PCCW Group. The terms of the ERP agreements to be entered will be the same as those disclosed in this announcement. If the terms of the ERP agreements to be entered into have material differences from those disclosed in this announcement, a further announcement will be made by the Company. The terms for the Transaction (including consideration) are no less favourable to the PCCW Group than those offered to independent third parties.

The Directors (including the independent non-executive Directors) are of the view that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

REQUIREMENTS OF THE LISTING RULES

China Netcom BVI, an indirect wholly-owned subsidiary of China Netcom, is a substantial shareholder and connected person (as defined in the Listing Rules) of the Company. Accordingly, the China Netcom Group is therefore connected person of the Company under the Listing Rules. The Transaction therefore constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the China Netcom Group only became connected person of the Company on April 1, 2005, only transactions between the two groups that were entered into on or after April 1, 2005 have to be aggregated.

As the relevant percentage ratios (as defined in the Listing Rules) under the Listing Rules for the Transaction exceed 0.1% but are less than 2.5%, the Transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders’ approval requirements under Rule 14A.32 of the Listing Rules. Details of the Transaction will be included in the next published annual report of the Company.

GENERAL

The Company is the largest telecommunications provider in Hong Kong and one of Asia’s leading integrated communications companies. The Company provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); information technology solutions and services and infrastructure.

China Netcom is a state-owned enterprise established under the laws of the PRC. It is the second largest fixed-line telecommunications provider in the PRC and is the holder of approximately 70.5% of CNC HK, whose shares are listed and traded on the Stock Exchange.

CNC HK is a leading fixed-line telecommunications operator in the PRC and a leading international data communications operator in the Asia-Pacific region. Its northern service region in the PRC consists of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province (collectively “north service region”). Its southern service region in the PRC consists of Shanghai Municipality and Guangdong Province. CNC HK is the dominant provider of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in its northern service region in the PRC. CNC HK primarily targets business and residential customers in selected high-density areas in its southern service region in the PRC. CNC HK is also the only telecommunications company in the PRC that operates an extensive network and offers international data services in the Asia-Pacific region.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Company” or “PCCW”	PCCW Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange

“China Netcom”	China Network Communications Group Corporation, a state-owned enterprise established under the laws of the PRC

“China Netcom BVI”	China Netcom Corporation (BVI) Limited, a company incorporated in the British Virgin Islands, an indirect wholly-owned subsidiary of China Netcom and is a substantial shareholder of the Company which directly holds 20% of the issued share capital of PCCW

“China Netcom Group”	China Netcom and its subsidiaries and its associates

“CNC HK”	China Netcom Group Corporation (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability and a subsidiary of China Netcom, the shares of which are listed on the Stock Exchange

“PCCW Beijing”	a company incorporated in the PRC which is a wholly-owned subsidiary of the Company

“Directors”	directors of the Company

“ERP”	Enterprise Resource Planning is the planning for human resources and financial resources such as cash, accounts receivable, accounts payable, fixed assets and inventory etc

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PCCW Group”	PCCW and its subsidiaries

“PRC”	the People’s Republic of China, excluding Hong Kong, Macau and Taiwan

“RMB”	Renminbi, the lawful currency of PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transaction”	the engagement of PCCW Beijing in provision of system integration and consultancy services for establishing ERP system to the China Netcom Group in the northern nine provinces in the PRC pursuant to nine ERP agreements to be executed on or before August 31, 2005

By the Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, July 13, 2005

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

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